Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER 2015 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 27, 2015. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter ended June 30, 2015.

Second quarter 2015 Results:

•	Revenues for the three months ended June 30, 2015 amounted to $32.4 million, an increase of $0.5 million, or 1.6%, compared to revenues of $31.9 million for the three months ended June 30, 2014, primarily due to the net addition of 4 vessels which increased the number of operating vessels to 48 as of the end of June 2015.

•	Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2015 were $3.9 million and $11.4 million, respectively, compared to $3.5 million and $10.7 million, respectively, for the three months ended June 30, 2014. The $0.4 million increase in voyage expenses was primarily due to the higher number of vessels under spot charters in the 2015 period. As of the end of June 2015 the Company had 11 vessels operating in the spot market compared to 7 at the end of the 2014 period. It is noted that voyage expenses were positively affected during the second quarter of 2015 by the decline in oil prices, as bunker fuel costs marked only a moderate increase of 6% compared to the 2014 period, in spite of the increased spot market activity. The $0.7 million increase in vessels’ operating expenses was primarily attributable to the fleet expansion. The increased crew costs of this quarter due to the vessel additions, were partly offset by a decrease in stores and maintenance costs.

•	Drydocking costs for the three months ended June 30, 2015 and June 30, 2014 were $0.4 million and $0.1 million respectively, representing the costs of one vessel being drydocked in each period. Overall, in 2015, the Company has scheduled for a remaining two vessels to be drydocked; however this number might increase as some vessels scheduled to be drydocked at the beginning of 2016 could potentially be accommodated at the end of 2015.

•	Depreciation for the three months ended June 30, 2015, was $8.6 million, a $0.2 million increase from $8.4 million for the same period of last year. This increase was due to the additional depreciation for eight vessels joining the fleet from the second quarter of 2014 until the second quarter of 2015, which was partly offset by the decrease in depreciation caused by our Company’s decision to sell and lease back in Q4 2014 two of our LPG vessels, the Gas Cathar and the Gas Premiership, as well as our strategic decision to scrap, in April 2015, two of our oldest LPG carriers, the Gas Kaizen and the Gas Crystal.

•	Included in the second quarter 2015 results are net losses from interest rate derivative instruments and foreign currency forward arrangements of $0.10 million. Interest paid on interest rate swap arrangements amounted to $0.25 million, and net gains from change in fair value of the same interest rate derivative instruments and foreign currency forward arrangements amounted to $0.15 million.

•	The Company realized a $0.03 million gain on sale of vessels in the three months ended June 30, 2015. The Company also recorded an impairment loss of $3.6 million in the three months ended June 30, 2015, as a result of accounting for the possibility of scrapping one of its oldest vessels by the end of 2015.

•	As a result of the above, the Company reported a net loss for the three months ended June 30, 2015 of $1.3 million, compared to a net income of $4.7 million for the three months ended June 30, 2014. The weighted average number of shares for the three months ended June 30, 2015 increased to 41.5 million compared to 38.2 million for the same period of last year. This was mainly due to the offerings of a total of 8.0 million shares in May and August of 2014, the effect of which was partly offset by the repurchase of 2.2 million shares since December 2014. Loss per share for the three months ended June 30, 2015 amounted to ($0.03) compared to earnings per share of $0.12 for the same period of last year.

•	Adjusted net income was $2.4 million or $0.06 per share for the three months ended June 30, 2015 compared to $4.4 million or $0.12 per share for the same period of last year.

•	EBITDA for the three months ended June 30, 2015 amounted to $9.9 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income, and Adjusted EBITDA to Adjusted Net Income are set forth below.

•	An average of 46.0 vessels were owned by the Company during the three months ended June 30, 2015, compared to 43.3 vessels for the same period of 2014.

Six Months 2015 Results:

•	Revenues for the six months ended June 30, 2015, amounted to $68.1 million, an increase of $2.4 million, or 3.65%, compared to revenues of $65.7 million for the six months ended June 30, 2014, primarily due to the higher number of vessels in our fleet in the 2015 period.

•	Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2015 were $8.1 million and $23.1 million, respectively, compared to $6.6 million and $21.3 million for the six months ended June 30, 2014. The $3.3 million increase in voyage and operating expenses was primarily due to the higher number of vessels that operated in 2015. Increase in voyage expenses was partially offset by lower bunker prices, while operating expenses increase was mainly driven by our fleet expansion. Operating costs on a daily basis excluding Bareboat charters, decreased as a result of our fleet expansion with new eco LPG vessels, which generally are less expensive to operate and the continued implementation of efficient management policies.

•	Drydocking Costs for the six months ended June 30, 2015 and 2014 were $0.4 million and $0.5 million, respectively, representing the costs of one vessel drydocked in each period.

•	Depreciation for the six months ended June 30, 2015, was $17.0 million, a $0.5 million increase from $16.5 million for the same period of last year. This increase was due to the higher number of vessels in our fleet in the 2015 period.

•	Included in the first six months of 2015 results are net losses from interest rate derivative instruments and foreign currency forward arrangements of $0.16 million. Interest paid on interest rate swap arrangements amounted to $0.66 million and gains from change in fair value of the same interest rate derivative instruments and foreign currency forward arrangements amounted to $0.50 million.

•	The Company realized a $0.03 million gain on sale of vessels in the first six months of 2015. The Company also recorded an impairment loss of $3.6 million in the first six months of 2015, as a result of accounting for the possibility of scrapping one of our oldest vessels by the end of 2015.

•	As a result of the above, the Company reported a net income for the six months ended June 30, 2015 of $4.6 million, compared to net income of $12.3 million for the six months ended June 30, 2014. The average number of shares outstanding as of June 30, 2015 increased to 41.8 million compared to 36.0 million for the same period of last year, mainly due to the offering of a total of 11.4 million shares in February, May and August of 2014, and the effect of which was partly offset by the repurchase of 2.2 million shares since December 2014. Earnings per share for the six months ended June 30, 2015 amounted to $0.11 compared to $0.34 for the same period of last year.

•	Adjusted net income was $8.2 million or $0.20 per share for the six months ended June 30, 2015 compared to $11.6 million or $0.32 per share for the same period last year.

•	EBITDA for the six months ended June 30, 2015 amounted to $26.6 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income, and Adjusted EBITDA to Adjusted Net Income are set forth below. An average of 46.0 vessels were owned by the Company during the six months ended June 30, 2015, compared to 42.7 vessels for the same period of 2014.

•	As of June 30, 2015, cash and cash equivalents amounted to $89.8 million and total debt amounted to $327.1 million. During the six months ended June 30, 2015 debt repayments amounted to $35.1 million.

Share Repurchase Program

Since December 2014 to date, the Company has repurchased a total of 2,250,373 shares at an average price of $6.2 per share for a total consideration of $14.0 million.

Fleet Update

From May 2015 to date, the Company took the delivery of five newbuilding eco LPG carriers. Details on the deliveries are given below:

On June 17, 2015, the Company took delivery of a 3,500 cbm, 2015 built, eco LPG carrier - Eco Loyalty, from a Japanese shipyard.

On June 19, 2015, the Company took delivery of a 5,000 cbm, 2015 built eco LPG carrier - Eco Universe, from a Japanese shipyard.

On July 27, 2015, the Company took delivery of a 7,200 cbm, 2015 built, eco LPG carrier - Eco Galaxy, from a Japanese shipyard.

On August 5, 2015, the Company took delivery of a 5,000 cbm, 2015 built eco LPG carrier - Eco Czar, from a Japanese shipyard.

On August 18, 2015 the Company took the delivery of a 5,000 cbm, 2015 built, eco LPG carrier - Eco Dream, from a Korean shipyard.

The Company also announced the conclusion of the following chartering arrangements:

•	A five month time charter for its 3,500 cbm, 2006 built, LPG carrier, Gas Enchanted, to an international trading house until October 2015.

•	A two month time charter extension for its 3,500 cbm, 2006 built, LPG carrier, Gas Enchanted, to an international trading house until December 2015.

•	A three month time charter extension for its 3,500 cbm, 2008 built, LPG carrier, Gas Imperiale, to an international trading house until December 2015.

•	A three month time charter extension for its 5,000 cbm, 2014 built, LPG carrier, Eco Invictus to an international trading house until January 2016.

•	A one month time charter with an additional three and a further eight months extension options, for its 5,000 cbm, 2015 built, LPG carrier, Eco Czar to an international trading house until September 2015.

•	A two month time charter for its 3,500 cbm, 1995 built, LPG carrier, Gas Pasha, to an international trading house until October 2015.

•	A one month time charter extension for its 5,000 cbm, 2006 built, LPG carrier, Gas Inspiration, to an international trading house until September 2015.

•	A one year time charter for its 5,000 cbm, 2006 built, LPG carrier, Gas Inspiration to an international LPG trader until September 2016.

•	A six month time charter extension for its 5,000 cbm, 2006 built, LPG carrier, Gas Ethereal to an international trading house until March 2016.

•	A one year time charter with options for additional 2 years for its 5,000 cbm, 2015 built, LPG carrier, Eco Universe to an Oil Major until August 2016.

•	A three year bareboat charter with option for additional 2 years for its 47,000 dwt, 2008 built, Product Tanker, Navig8 Faith, to a European Operator until January 2019.

With these charters the Company has increased the contracted revenues to approximately $230 million. Total voyage days of our fleet are 70% covered for the remainder of 2015 and 43% covered for 2016.

Additionally, the above reported period charter for our Product Tanker Navig8 Faith is expected to bring a total of $8.7 million EBITDA over its three year duration excluding the profit split element.

CEO Harry Vafias commented

Admittedly, the second quarter of 2015 was a challenging one, particularly due to a softer than expected demand, attributable not only to seasonal factors, but also to a weaker macroeconomic environment. These conditions, resulted in lower freight rates, and thus have had an impact on our revenues. For this reason, we were not able to demonstrate in our income generation our Company’s true potential. Our Company is in the process of implementing an aggressive fleet expansion plan, the heaviest and most promising than that of any other of our peers, which to date is being implemented efficiently and according to schedule. In spite of a soft market, we have managed to put seven out of eight of this year’s new deliveries on period charters with satisfactory terms. As earnings visibility is one of the pillars of our Company’s success, we continue our fleet employment strategy, adjusting it to the given market conditions and cautiously charter our fleet on medium to long term charters or else prefer short term period fixtures so as not to commit our vessels in a low freight environment. This strategy has paid off yet once more as up to the end of 2015 we have 70% of our fleet on secure employment with future committed revenues of about $ 230 million. Our technical efficiency was evident this quarter as we achieved a fleet utilization of 99.9%. Most importantly we would like to state that we are proud for the way we managed to navigate our Company’ operations, as for yet another quarter we saw a decline of our daily operating cost a true evidence of operating efficiency. Our cash continues to stand strong at about $90 million and our leverage is still maintained at moderate levels of 34.4% of our assets, inspite of our fleet expansion. Our operating profitability was maintained under very difficult market conditions. Given the unpredictability of freight rates, we, at StealthGas, have been since our IPO keen supporters of a conservative stance. With low debt, a modern eco fleet mostly from Japanese yards, a strong cash balance, an active share buyback program, and a number of long term charters, we feel confident that we will weather the storm and emerge stronger thereafter - exactly like we did in 2009-2010, when our stock fell below $4, but a few years later had tripled in value. Moreover we currently trade at about one third of steel value, and based on our company’s fundamentals, we feel that this presents a great opportunity, since as you know better than me, the best bets on shipping stocks have been countercyclical ones.

Conference Call details:

On August 27, 2015 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1877 280 1254 (US Toll Free Dial In) or: 0800 279 4841 (UK Toll Free Dial In) Access Code: 8134103

In case of any problems with the above numbers, please dial +1718 971 5738 (US Toll Dial In), or +44(0)20 3427 1907 (Standard International Dial In). Access Code: 8134103

A telephonic replay of the conference call will be available until September 3rd, 2015 by dialing +1347 366 9565 (US Local Dial In), +44(0)20 3427 0598 (UK Local Dial In). Access Code: 8134103

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 47 LPG carriers, excluding the two chartered in vessels, with a total capacity of 225,122 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire a further 8 LPG carriers with expected deliveries ranging from the remaining of 2015 to 2017. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s fleet will be composed of 55 owned LPG carriers with a total capacity of 337,821 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Harry Vafias

Chief Executive Officer

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the second quarters ended June 30, 2014 and June 30, 2015.

FLEET DATA	Q2 2014	Q2 2015	6M 2014	6M 2015
Average number of vessels (1)	43.3	46.0	42.7	46.0
Period end number of vessels in fleet	44	48	44	48
Total calendar days for fleet (2)	3,940	4,369	7,724	8,681
Total voyage days for fleet (3)	3,902	4,363	7,652	8,664
Fleet utilization (4)	99.0%	99.9%	99.1%	99.8%
Total charter days for fleet (5)	3,354	3,347	6,771	6,950
Total spot market days for fleet (6)	548	1,016	881	1,714
Fleet operational utilization (7)	92.3%	89.2%	95.2%	92.4%

1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
2)	Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
3)	Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted Net income represents Net Income/(Loss) before loss on derivatives excluding swap interest paid, impairment loss, share based compensation and gain on sale of vessels. EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before impairment loss, share based compensation, loss on derivatives, excluding swap interest paid, and gain on sale of vessels. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30,		Six Month Periods Ended June 30,
	2014	2015	2014	2015
Net Income - Adjusted Net Income
Net income/(Loss)	4,670,438	(1,260,142)	12,302,516	4,571,778
Loss on derivatives	73,100	101,760	142,605	161,451
Less swap interest paid	(406,947)	(254,386)	(1,013,953)	(663,632)
Gain on sale of vessels, net	—	(33,251)	—	(33,251)
Impairment loss	—	3,566,693	—	3,566,693
Share based compensation	72,957	308,728	145,112	614,063

Adjusted Net Income	4,409,548	2,429,402	11,576,280	8,217,102

Net income - EBITDA
Net income/(Loss)	4,670,438	(1,260,142)	12,302,516	4,571,778
Plus interest and finance costs incl. swap interest paid	2,975,910	2,595,582	5,648,777	5,218,822
Less interest income	(177,710)	(82,179)	(252,407)	(208,415)
Plus depreciation	8,358,525	8,615,620	16,449,200	16,986,192

EBITDA	15,827,163	9,868,881	34,148,086	26,568,377

Adjusted Net income - Adjusted EBITDA
Adjusted Net Income	4,409,548	2,429,402	11,576,280	8,217,102
Plus interest and finance costs incl. swap interest paid	2,975,910	2,595,582	5,648,777	5,218,822
Less interest income	(177,710)	(82,179)	(252,407)	(208,415)
Plus depreciation	8,358,525	8,615,620	16,449,200	16,986,192

Adjusted EBITDA	15,566,273	13,558,425	33,421,850	30,213,701

EPS - Adjusted EPS
Net income/(Loss)	4,670,438	(1,260,142)	12,302,516	4,571,778
Adjusted net income	4,409,548	2,429,402	11,576,280	8,217,102
Weighted average number of shares	38,156,519	41,545,085	35,966,350	41,790,051
EPS - Basic and Diluted	0.12	(0.03)	0.34	0.11
Adjusted EPS	0.12	0.06	0.32	0.20

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2014	2015	2014	2015
Revenues
Revenues	29,423,683	29,995,345	60,874,399	63,237,513
Revenues - related party	2,441,791	2,441,791	4,875,541	4,875,541

Total revenues	31,865,474	32,437,136	65,749,940	68,113,054

Expenses
Voyage expenses	3,065,756	3,491,019	5,766,480	7,312,092
Voyage expenses - related party	392,122	396,978	805,847	829,309
Charter hire expenses	—	1,024,233	—	2,056,141
Vessels’ operating expenses	9,615,557	10,369,865	19,313,121	21,046,428
Vessels’ operating expenses - related party	1,036,684	1,050,687	2,016,454	2,075,251
Drydocking costs	102,665	433,020	465,681	433,020
Management fees - related party	1,323,715	1,507,120	2,600,415	3,017,400
General and administrative expenses	828,303	916,404	1,493,420	1,840,232
Depreciation	8,358,525	8,615,620	16,449,200	16,986,192
Impairment loss	—	3,566,693	—	3,566,693
Net gain on sale of vessels	—	(33,251)	—	(33,251)

Total expenses	24,723,327	31,338,388	48,910,618	59,129,507

Income from operations	7,142,147	1,098,748	16,839,322	8,983,547

Other (expenses)/income
Interest and finance costs	(2,568,963)	(2,341,196)	(4,634,824)	(4,555,190)
Loss on derivatives	(73,100)	(101,760)	(142,605)	(161,451)
Interest income	177,710	82,179	252,407	208,415
Foreign exchange (loss)/ gain	(7,356)	1,887	(11,784)	96,457

Other expenses, net	(2,471,709)	(2,358,890)	(4,536,806)	(4,411,769)

Net income/(loss)	4,670,438	(1,260,142)	12,302,516	4,571,778

Earnings/(loss) per share
- Basic and diluted	0.12	(0.03)	0.34	0.11

Weighted average number of shares
- Basic and diluted	38,156,519	41,545,085	35,966,350	41,790,051

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2014	June 30, 2015
Assets
Current assets
Cash and cash equivalents	129,114,803	89,842,821
Receivables from related party	104,476	390,334
Trade and other receivables	3,211,563	3,265,438
Claims receivable	70,273	116,224
Inventories	2,958,666	3,041,378
Advances and prepayments	1,386,003	1,395,681
Restricted cash	2,896,677	2,706,628

Total current assets	139,742,461	100,758,504

Non current assets
Advances for vessels under construction and acquisitions	88,965,085	65,835,813
Vessels, net	711,352,845	776,622,391
Other receivables	228,494	628,494
Restricted cash	2,500,000	2,300,000
Deferred finance charges, net of accumulated amortization of $2,868,432 and $3,142,988	3,090,918	2,816,362
Total non current assets	806,137,342	848,203,060

Total assets	945,879,803	948,961,564

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	4,941,896	9,770,749
Trade accounts payable	8,843,593	8,996,782
Accrued and other liabilities	3,903,027	4,774,742
Deferred income	6,892,328	4,518,192
Fair value of derivatives	583,368	1,569,893
Current portion of long-term debt	42,614,213	46,232,603

Total current liabilities	67,778,425	75,862,961

Non current liabilities
Fair value of derivatives	1,873,295	554,470
Customer deposits	—	1,820,700
Deferred gain on sale and leaseback of vessels	775,741	679,023
Deferred income	172,428	89,445
Long-term debt	282,889,640	280,890,887

Total non current liabilities	285,711,104	284,034,525

Total liabilities	353,489,529	359,897,486

Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(7,541,264)	(15,883,420)
Additional paid-in capital	499,862,062	500,476,125
Retained earnings	99,919,646	104,491,424
Accumulated other comprehensive loss	(293,020)	(462,901)

Total stockholders’ equity	592,390,274	589,064,078

Total liabilities and stockholders’ equity	945,879,803	948,961,564

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2014	2015
Cash flows from operating activities
Net income for the period	12,302,516	4,571,778

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,449,200	16,986,192
Amortization of deferred finance charges	314,493	274,556
Amortization of deferred gain on sale and leaseback of vessels	—	(96,718)
Share based compensation	145,112	614,063
Change in fair value of derivatives	(871,348)	(502,181)
Impairment loss	—	3,566,693
Gain on sale of vessels	—	(33,251)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	1,269,354	(453,875)
Claims receivable	(118,306)	(789,403)
Inventories	(643,590)	(82,712)
Advances and prepayments	65,223	(9,678)
Increase/(decrease) in
Balances with related parties	147,342	4,542,995
Trade accounts payable	1,991,241	671,122
Accrued and other liabilities	399,406	871,715
Deferred income	(584,296)	(2,457,119)

Net cash provided by operating activities	30,866,347	27,674,177

Cash flows from investing activities
Insurance proceeds	67,815	743,452
Vessels acquisitions and advances for vessels under construction	(75,005,167)	(64,670,210)
Proceeds from sale of vessels, net	—	2,010,302
Decrease in restricted cash account	285,120	390,049

Net cash used in investing activities	(74,652,232)	(61,526,407)

Cash flows from financing activities
Stock repurchase	—	(8,860,089)
Net proceeds from common stock issuance	78,224,396	—
Deferred finance charges	(1,130,675)	—
Customer deposits received	—	1,820,700
Loan repayments	(20,742,816)	(35,055,363)
Proceeds from long-term debt	34,903,693	36,675,000

Net cash provided by/(used in) financing activities	91,254,598	(5,419,752)

Net increase/(decrease) in cash and cash equivalents	47,468,713	(39,271,982)
Cash and cash equivalents at beginning of year	86,218,517	129,114,803

Cash and cash equivalents at end of period	133,687,230	89,842,821